UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012.

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

Danaos Corporation

c/o Danaos Shipping Co. Ltd.

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Secretary

011 030 210 419 6480

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Company’s (i) Registration Statement on Form F-3 (Reg. No. 333-174500) filed with the SEC on May 25, 2011, (ii) Registration Statement on Form F-3 (Reg. No. 333-174494) filed with the SEC on May 25, 2011, (iii) Registration Statement on Form F-3 (Reg. No. 333-147099), the related prospectus supplements filed with the SEC on December 17, 2007, January 16, 2009 and March 27, 2009, (iv) Registration Statement on Form S-8 (Reg. No. 333-138449) filed with the SEC on November 6, 2006 and the reoffer prospectus, dated November 6, 2006, contained therein and (v) Registration Statement on Form F-3 (Reg. No. 333-169101).

Capitalization

The table below sets forth our consolidated capitalization as of December 31, 2011:

•                   on an actual basis; and

•                   on an as adjusted basis to reflect in the period from January 1, 2012 to March 30, 2012 debt drawdowns of $167.3 million, of which $50.0 million relates to the Hyundai Samho Vendor financing and debt repayment of $11.6 million.

Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between January 1, 2012 and March 30, 2012.

In addition, from January 1, 2012 to March 30, 2012, we have issued 18,041 new shares of common stock distributed to the employees of our manager in respect of equity awards granted in 2011, as well 22,200 new shares of common stock distributed to our Directors in settlement of shares granted in 2011 (see our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 30, 2012).

This table should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 30, 2012.

	As of December 31, 2011
	Actual	As Adjusted
	(US Dollars in thousands)
Debt:
Total debt(1)	$3,067,392	$3,223,091

Stockholders’ equity:
Preferred stock, par value $0.01, 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,563,799 shares issued and outstanding actual and 109,604,040 shares issued and outstanding as adjusted(2)(3)	1,096	1,096
Additional paid-in capital	545,884	545,884
Accumulated other comprehensive loss	(456,105)	(456,105)
Retained earnings	351,660	351,660
Total stockholders’ equity	442,535	442,535
Total capitalization	$3,509,927	$3,665,626

(1)	Total debt (actual and as adjusted) includes $65.1 million and $115.1 million of Vendor financing as of December 31, 2011 and March 30, 2012, respectively. All of our indebtedness is secured.

(2)

Does not include 15 million warrants issued to purchase shares of common stock, at an exercise price of $7.00 per share, which we agreed to issue to lenders participating in our comprehensive financing plan. The warrants, which will expire on January 31, 2019, are exercisable solely on a cashless exercise basis.

(3)	We have agreed to issue in 2012 an additional 609 new shares of common stock to employees of our manager in respect of equity awards granted in 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2012

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
Name:	Evangelos Chatzis
Title:	Chief Financial Officer